Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/ME) 33.611.500/0001-19 Registry (NIRE): 35300520696	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/ME) 92.690.783/0001-09 Registry (NIRE): 35300520751

NOTICE to shareholders

Gerdau S.A. and Metalúrgica Gerdau S.A. (collectively, the “Companies”), in compliance with Circular Letter No. 7/2020-CVM/SEP, invites you to its 2022 Annual Public Meeting with Analysts and Investors (APIMEC) and simultaneous translation on 2022/12/08 at 12:00 (US ET), as disclosed in the Companies' corporate events calendars.

Additional information and data for registration can be found at the link:

https://mzgroup.zoom.us/webinar/register/WN_MNBSQgDgQIGt6wvHd1jYNA

São Paulo, December 07, 2022.

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer